Exhibit 99.1

Curaleaf Holdings, Inc. Investor Relations

CURALEAF COMMENTS ON NEW JERSEY CANNABIS REGULATORY COMMISSION’S BOARD DECISION

NEW YORK, April 14, 2023 / PRNewswire/ -- Curaleaf Holdings, Inc. (CSE: CURA) (OTCQX: CURLF) (“Curaleaf” or the “Company”), a leading international provider of consumer cannabis products, today commented on yesterday’s decision New Jersey Cannabis Regulatory Commission’s Board (the “CRC Board”) to deny Curaleaf, one of the largest operators in the State of New Jersey, a renewal of its cultivation and retail licenses for adult-use.

“Today’s unprecedented action by the New Jersey Cannabis Regulatory Commission’s Board – which overrode the Commission’s own staff recommendation that our adult use licenses be renewed – is very disappointing”, said Boris Jordan, Chairman of Curaleaf. “We believe the CRC Board has wrongly interpreted the applicable regulations and that its decision to retaliate against Curaleaf for our need to consolidate production into one local facility is lacking in merit”. Curaleaf has never been cited for such a violation and we believe there is no regulation requiring permission for the staff reduction we announced. Curaleaf is in good standing with the CRC and has fulfilled the requirements necessary for the renewal of our licenses.”

Curaleaf remains open for business and will continue working with the CRC Board and its staff to ensure renewal of our adult use licenses, including by any legal means necessary.

FORWARD-LOOKING STATEMENTS

This media advisory contains forward-looking statements and forward- looking information within the meaning of applicable securities laws. These statements relate to future events or future performance. All statements other than statements of historical fact may be forward–looking statements or information. Generally, forward-looking statements and information may be identified by the use of forward-looking terminology such as “plans”, “expects” or, “proposed”, “is expected”, “intends”, “anticipates”, or “believes”, or variations of such words and phrases, or by the use of words or phrases which state that certain actions, events or results may, could, would, or might occur or be achieved. More particularly and without limitation, this news release contains forward-looking statements and information concerning Curaleaf’s operations in the State of New Jersey. Such forward-looking statements and information reflect management’s current beliefs and are based on assumptions made by and information currently available to the Company with respect to the matter described in this new release. Forward-looking statements involve risks and uncertainties, which are based on current expectations as of the date of this release and subject to known and unknown risks and uncertainties that could cause actual results to differ materially from those expressed or implied by such statements. There is no guarantee that Curaleaf will be able to renew its licenses in the State of New Jersey, and that Curaleaf will be able to operate its business in the State of New Jersey. Additional information about these assumptions and risks and uncertainties is contained under “Risk Factors and Uncertainties” in the Company’s latest annual information form filed March 9, 2022, which is available under the Company’s SEDAR profile at http://www.sedar.com, and in other filings that the Company has made and may make with applicable securities authorities in the future. Forward-looking statements contained herein are made only as to the date of this press release and we undertake no obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise, except as required by law. We caution investors not to place considerable reliance on the forward-looking statements contained in this press release. The Canadian Securities Exchange has not reviewed, approved or disapproved the content of this news release.

MEDIA CONTACT

Curaleaf Holdings, Inc.

Tracy Brady, SVP of Global Corporate Communications

media@curaleaf.com